SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2023

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On December 31, 2022, the Amended and Restated Management Services Agreement (the “Services Agreement”) by and between Nano Dimension Ltd./Nano Dimension USA Inc. and DoubleShore Inc., dated June 2, 2020, expired. The Services Agreement was approved by Nano Dimension Ltd.’s (the “Registrant”) shareholders in July 2020. The compensation committee of the board of directors (the “Board of Directors”) and the Board of Directors of the Registrant approved the continuation of the Services Agreement from January 1, 2023 until the next earliest meeting of shareholders of the Registrant in accordance with the Israeli Companies Law, 5759-1999 and Regulations. Mr. Yoav Stern, the Chairman and Chief Executive Officer of the Registrant, provides services to the Registrant pursuant to the Services Agreement. Reference is made to the full terms and conditions of the Services Agreement, which is incorporated by reference from Exhibit B to Exhibit 99.1 to the Registrant’s Report on Form 6-K , filed on June 2, 2020.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520 and 333-248419) of the Registrant, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: January 6, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer